Exhibit (h)(4)

AMENDMENT NO. 1 TO THE PARTICIPATING DEALER AGREEMENT

This Amendment No. 1 to the Participating Dealer Agreement (this “Amendment”) is effective as of the date of this notice provided to you (the “Participating Dealer”) by Steadfast Capital Markets Group, LLC (the “Dealer Manager”). Capitalized terms used but not defined herein shall have the meaning set forth in the Participating Dealer Agreement (as defined below).

WITNESSETH

WHEREAS, the Dealer Manager and Participating Dealer have previously entered into that certain Participating Dealer Agreement (the “Participating Dealer Agreement”), whereby Participating Dealer is invited to solicit purchasers of the Offered Shares at the purchase price to be paid in accordance with, and otherwise upon the other terms and conditions set forth in, the Prospectus;

WHEREAS, pursuant to Section XVII (Termination; Amendment) of the Participating Dealer Agreement, the Participating Dealer Agreement may be amended at any time by the Dealer Manager by written notice to Participating Dealer, and any such amendment shall be deemed accepted by Participating Dealer upon placing an order for sale of Offered Shares after it has received such notice; and

WHEREAS, the Dealer Manager hereby amends the Participating Dealer Agreement to, among other things, (1) clarify that Distribution Fees are not payable with respect to Offered Shares repurchased by the Fund and (2) update the minimum purchase amounts with respect to the Offered Shares, in each case as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

AMENDMENT

Section 1.1 Submission of Orders. Section III (a) of the Participating Dealer Agreement is hereby deleted in its entirety and replaced with the following:

(a) Each person desiring to purchase Offered Shares in the Offering will be required to complete and execute a subscription agreement in the form attached as an Appendix to the Prospectus (the Subscription Agreement”) and to deliver to Participating Dealer such completed Subscription Agreement, together with a check, draft, wire or money order (hereinafter referred to as an “instrument of payment”) in the initial amount of $10.00 per Class A Share, $9.68 per Class T Share, $9.39 per Class D Share and $9.20 per Class I Share until the Fund has achieved the Minimum Offering Requirement, and thereafter at a public offering price equal to the Fund’s NAV plus the applicable selling commissions and/or Dealer Manager Fees, or such other per share purchase price as the Fund’s Board of Directors may establish from time to time (subject to available discounts based upon the volume of shares purchased and for certain categories of purchasers, as specified in the Prospectus). In no event shall the aggregate selling commissions, Dealer Manager Fees and Distribution Fees (each as defined herein) exceed 8.0% of the gross offering proceeds received in the Offering. There shall be a minimum initial purchase by any one purchaser of $5,000 in Offered Shares; however, for qualified accounts the minimum initial purchase is $2,500 in Offered Shares (except as otherwise indicated in the Prospectus, or in any letter or memorandum from the Fund to the Dealer Manager). Minimum subsequent purchases of Offered Shares shall be $100 per transaction. Any Subscription Agreement and instrument of payment not conforming to the foregoing instructions shall be returned to such subscriber not later than the end of the second business day following receipt by Participating Dealer of such materials. Subscription Agreements and instruments of payment received by the Participating Dealer that conform to the foregoing instructions shall be transmitted for deposit pursuant to one of the following methods:

(i) where, pursuant to Participating Dealer’s internal supervisory procedures, internal supervisory review is conducted at the same location at which Subscription Agreements and instruments of payment are received from subscribers, then, by noon of the next business day following receipt by Participating Dealer, Participating Dealer will transmit the Subscription Agreements and instrument of payment to the Escrow Agent (as defined below) or, after the Fund has received and accepted subscriptions for at least $3,000,000 in Offered Shares (the “Minimum Offering Requirement”) to the Fund or to such other account or agent as directed by the Fund; and

(ii) where, pursuant to Participating Dealer’s internal supervisory procedures, final internal supervisory review is conducted at a different location (the “Final Review Office”), then Subscription Agreements and instruments of payment will be transmitted by Participating Dealer to the Final Review Office by noon of the next business day following receipt by Participating Dealer. The Final Review Office will in turn, by noon of the next business day following receipt by the Final Review Office, transmit such Subscription Agreements and instrument of payment to the Escrow Agent or, after the Minimum Offering Requirement has been achieved, to the Fund or to such other account or agent as directed by the Fund.

Section 1.2 Participating Dealer’s Compensation. Section IV(c) of the Participating Dealer Agreement is hereby deleted in its entirety and replaced with the following:

(c) Upon the terms set forth in the Prospectus and with respect to Class T Shares and Class I Shares purchased in the offering, the Dealer Manager will receive an annual distribution fee (“Distribution Fee”) of 1.0% of the public offering price of Class T Shares and 0.5% of the public offering price of Class I Shares at the time of purchase; provided, that the annual distribution fee on Class T Shares will be payable for a maximum of three years from the time of purchase and the annual distribution fee on Class I Shares will be payable for a maximum of 16 years from the time of purchase. The Dealer Manager may reallow a portion of the Distribution Fee to Participating Dealers (as agreed to between the Dealer Manager and Participating Dealer); provided, however, that the Distribution Fee shall not begin to accrue until the date upon which the Fund has achieved the Minimum Offering Requirement and the Escrow Agent has released proceeds from the Escrow Account to the Fund. The Distribution Fee will not be payable with respect to DRIP Shares. All Distribution Fees payable with respect to the sales of Offered Shares will cease for all shareholders on the earliest to occur of the following: (i) a Liquidity Event (as defined in the Prospectus); (ii) the Dealer Manager advising the Fund that the aggregate underwriting compensation from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees, distribution fees, due diligence expenses incurred in connection with the marketing of this offering and any other underwriting compensation with respect to the Shares, would be in excess of 8.0% of the gross offering proceeds received in this offering; (iii) when the total upfront sales load and distribution fees attributable to any Share equals 8.0% of the gross offering proceeds from the sale of such Share (the “sales charge cap”); and (iv) the date on which such Offered Shares are repurchased by the Fund. The sales charge cap for any Share will be reduced by the amount of any portion of the upfront sales load that is waived for such Share.

ARTICLE II

MISCELLANEOUS

Section 2.1 Continued Effect. Except as specifically set forth herein, all other terms and conditions of the Participating Dealer Agreement shall remain unmodified and in full force and effect, the same being confirmed and republished hereby. In the event of any conflict between the terms of the Participating Dealer Agreement and the terms of this Amendment, the terms of this Amendment shall control.

Section 2.2 Applicable Law; Venue. This Amendment was executed and delivered in, and its validity, interpretation and construction shall be governed by the laws of, the State of New York; provided, however, that causes of action for violations of federal or state securities laws shall not be governed by this Section 2.2. Venue for any action brought hereunder shall lie exclusively in Irvine, California.

Section 2.3 Counterparts. This Amendment may be executed in any number of counterparts, including by telecopy or other electronic methods. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.